January 22, 2026

Jacob Cohen
Chairman and Chief Executive Officer
Mangoceuticals, Inc.
17130 N. Dallas Parkway, Suite 240
Dallas, Texas 75248

       Re: Mangoceuticals, Inc.
           Registration Statement on Form S-1
           Filed January 13, 2026
           File No. 333-292711
Dear Jacob Cohen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Steven Lipstein, Esq.